Form 51-102F1

HIGH 5 VENTURES INC.

Management’s Discussion & Analysis

Annual Financial Statements (Audited) for the

Year ended December 31, 2013

The following discussion and analysis of the financial condition and financial position and results of operations of High 5 Ventures Inc. (the “Company” or “High 5”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2013 and 2012 and notes thereto.

The financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at April 30, 2014.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

High 5 is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December 31, 2013, 2012 and 2011 is shown in the following table:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(324,031)	(163,147)	(483,413)
Basic and diluted loss per common share before other items	(0.08)	(0.15)	(0.47)
Net loss	(324,031)	(163,147)	(483,413)
Total assets	853,725	12,707	3,140
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

Effective August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of fifteen (old) Kokomo common shares for one (new) High 5 common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “HHH”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012.

At the Annual General Meeting of the Company’s shareholders which was held on September 18, 2013, the shareholders received the Audited Financial Statements for the years ended December 31, 2012 and 2011 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company has agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000, advanced $49,200, and recognized $nil in royalty revenues.

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”). Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days. In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group. However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided to abandon this project.

Costs incurred in respect to the Arqueana Property are as follows:

2011

Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
$64,928*

* As at December 31, 2011, the Company has written-off the costs that it has incurred in respect to the Arqueana Property.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) for a period of four months for a cash consideration of US $750 and the granting of 8,000 incentive stock options exercisable at the price of $2.25 per common share which have expired unexercised as of June 1, 2012. Due to the fact that the Arm’s Length Party did not exercise its incentive stock options, the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party.

For the twelve months ended December 31, 2013:-

•	The Company’s operating expenses were $324,031 as compared to $163,147 for the corresponding period in 2012 and as compared to $483,413 for the corresponding period in 2011.

•	The Company recorded a net loss of $324,031 as compared to a net loss of $163,147 during the corresponding period in 2012 and as compared to a net loss of $483,413 during the corresponding period in 2011.

•	The basic and diluted loss per common share was $0.08 as compared to a basic and diluted loss of $0.15 during the corresponding period in 2012 and as compared to a basic and diluted loss of $0.47 during the corresponding period in 2011.

•	The Company’s total assets were $853,725 as compared to $12,707 during the corresponding period in 2012 and as compared to $3,140 during the corresponding period in 2011.

•	The Company had a working capital deficiency of $328,645 as compared to a working capital deficiency of $351,997 during the corresponding period in 2012 and as compared to a working capital deficiency of $188,850 during the corresponding period in 2011.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an option agreement with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property. As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property. Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Acquisition, exploration and evaluation costs incurred in the Extra High Property are as follows:

	2013	2012	2011	Cumulative to 2013

Acquisition (property option payments)	$0	$0	$0	$150,000
Expenditures during the year
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	0	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	0	(151,339)	(151,339)

	$0	$0	$(151,339)	$1

2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

Fourth Quarter (December 31, 2013)

During the three months [fourth quarter] period ended December 31, 2013:

•	The Company had a net loss and comprehensive loss of $67,327 or $0.01 per share as compared to a net and comprehensive loss of $43,951 or $0.04 per share during the same three month [fourth period] ended December 31, 2012 and as compared to a net loss of $297,164 or $0.27 per share during the same three month period [fourth period] ended December 31, 2011.

•	The Company’s Operating costs were $67,327 as compared to $43,951 for the same period in 2012 and as compared to $145,825 for the same period in 2011.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(67,327)	(90,303)	(124,797)	(41,604)
Loss per common share	(0.01)	(0.02)	(0.05)	(0.02)

For the Quarterly Periods ended:	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(43,951)	(36,586)	(35,397)	(47,213)
Loss per common share	(0.04)	(0.03)	(0.03)	(0.04)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future. Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or may be subject to cease trade order at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

In respect to the Company’s investment in the Mexican Gaming Company, there are no assurances that the Company shall regularly receive casino revenues from the Mexican land based casino.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2014, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2013:-

•	the Company’s total assets were $853,725 as compared to $12,707 for the corresponding in 2012 and as compared to $3,140 for the corresponding period in 2011.

•	the Company’s total liabilities were $333,169 as compared to $364,703 for the corresponding period in 2012 and as compared to $191,989 for the corresponding period in 2011.

• the Company had $2,923 in cash as compared to $nil in cash for the year ended December 31, 2012 and as compared to $924 in cash for the year ended December 31, 2011.

•	the Company had GST/HST receivable in the amount of $1,601 as compared to $12,706 for the year ended December 31, 2013 and as compared to $848 for the year ended December 31, 2011.

Private Placement Financing

During the year ended December 31, 2013, the following share financings occurred:

•         On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 755,000 units at $0.15 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

•         On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 650,000 units at $0.15 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

•         On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

•         On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

There were no share financings during the year ended December 31, 2012.

During the year ended December 31, 2011, the following share financings occurred:

•      The Company entered into two non-brokered private placement financing agreements and issued an aggregate 73,334 units at $1.50 per unit for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to warrants. Each unit consists of one common share and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $2.25 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

•      A total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under Equity Portion of Convertible Debenture Reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under Equity Portion of Convertible Debenture Reserve.

On July 23, 2013, the Company has closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 12,000 common shares at $0.25 per share fair valued at $3,000 and 20,000 agent warrants at an exercise price of $0.25 until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under Equity Portion of Convertible Debenture Reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.25 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the Company elected to convert the principal amount of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations to these twelve arm’s length parties pursuant to the convertible debentures.

During the twelve months ended December 31 2013, a total of 200,000 stock options exercisable at $0.20 per share have been granted to consultants which expire on March 18, 2016 as to 130,000 stock options and May 15, 2016 as to 70,000 options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Annual Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as High 5 will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel.

The Company together with Las Vegas and Green Arrow have entered into a sub-lease agreement with an arm’s length party for office space which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. Effective as of May 1, 2013, the Company is being charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31, consist of the following:

	2013	2012

Advances from directors (interest at prime plus 1%)	$116,282	$98,223
Entities controlled by directors (non-interest-bearing)	21,188	134,215

	$137,470	$232,438

During the year ended December 31, the following amounts were charged by related parties.

	2013	2012	2011

Interest charged on amounts due to related parties	$1,282	$2,427	$-
Rent charged by entities with common directors	17,918	5,200	3,600
Office expenses charged by an entity with common directors	67,957	56,517	63,622

	$87,157	$64,144	$67,222

The Company has an agreement for office support services with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”). Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2014. The agreement can be terminated by either party upon giving three months’ written notice.

The remuneration of directors and key management personnel during the year is as follows:

	2013	2012	2011

Management fees	$6,000	$41,500	$120,000

The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $500 plus applicable taxes. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this MD&A), a total of 755,000 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 650,000 Units were subscribed for by two directors of the Company.

Financial Instruments and Risk Management

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2013, the Company had cash of $2,923 (2012 - $823 cheques issued in excess of funds on deposit) available to apply against short-term business requirements and current liabilities of $333,169 (2012 - $364,703). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2013. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at December 31, 2013, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2013 and 2012.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2014	6,406,352	Nil	N/A	N/A
Warrants as at April 30, 2014	133,333 5,556 755,000 650,000 100,000 100,000 1,743,889	Nil	Cdn $1.50 Cdn $1.50 Cdn $0.25 Cdn $0.25 Cdn $0.25 Cdn $0.25	Dec 2/2014 Dec 22/2014 Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at April 30, 2014	20,000	Nil	Cdn $0.25	July 23, 2018
Stock Options as at April 30, 2014	200,000	Nil	Cdn. $0.20	Mar 18, 2016 - May 15, 2016
Reserved for Issuance of common shares upon conversion of Convertible debentures	200,000 200,000 400,000	Nil	Cdn $0.25 (conversion price)	Oct. 12, 2014 Jan 23, 2015
Fully Diluted as at April 30, 2014	8,770,241	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.